82-4478



CANADIAN WESTERN BANK

Think Western©

NEWS RELEASE



05008884

·n Bank Reports Strong Earnings Growth and Record Revenues

Net income growth of 23%
Total revenue (teb) growth of 27%

SUPPL

EDMONTON, June 2, 2005 - Canadian Western Bank (CWB on TSX) today announced its 68th consecutive quarter of profitability with net income for the second quarter of $12.1 million, an increase of 23% over the same quarter last year. Also highlighting the quarter were record total revenues which, on a taxable equivalent basis, were up 27% over one year ago. Year-to-date, net income was $24.4 million, an increase of 24% over the same period last year.

The second quarter results reflect an increase in banking and trust earnings of 11% driven by 14% loan growth and 35% growth in lower cost demand and notice deposits over the past twelve months. The quarter's results also benefited from continued strong performance of CWB's insurance operations, which generated net income of $1.3 million. Canadian Direct Insurance's claim loss ratio and combined ratio were a strong 61% and 90% respectively in the quarter. As Canadian Direct was acquired at the end of the second quarter of 2004, comparative prior year results do not include operating results from insurance operations.

The Board of Directors declared a quarterly dividend of $0.10 per common share payable on July 7, 2005 to shareholders of record on June 16, 2005. The dividend represents an increase of 11% over the previous quarterly dividend and follows a 20% increase announced in December 2004.

Second Quarter Financial Highlights
(compared to the same quarter a year ago)

- Net income of $12.1 million, up 23%.
- Diluted earnings per share of $0.39, up 15%.
- Record total revenues (teb[1]) of $44.7 million, up 27%.
- Non-interest revenues of $11.3 million, up 55%.
- Total loans of $4.2 billion, up 14%.
- Total assets of $5.3 billion, up 17%.
- Lower cost demand and notice deposits of $1.1 billion, up 35%.
- Provision for credit losses unchanged at 0.25% of average loans.

[1] Taxable equivalent basis, see definition on page 2.

"Our second quarter results maintain the strong momentum established in the first quarter", said Larry Pollock, President and CEO. "Both banking and insurance operations continue to perform very well, contributing to exceptional revenue and strong earnings growth both in the quarter and year-to-date."

The end of the second quarter marked the end of the first year for Valiant Trust Company and Canadian Direct Insurance under CWB ownership. "Canadian Direct Insurance and Valiant Trust Company have proven to be excellent acquisitions," said Mr. Pollock. "Canadian Direct Insurance in particular has provided a very good return on investment and still has outstanding growth potential." Valiant Trust is expected to continue to grow at a rapid pace and will expand beyond Alberta with the opening of a new office in Vancouver, British Columbia in June 2005.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2005	January 31 2005	April 30 2004	Change from April 30 2004	For the six months ended April 30 2005	April 30 2004	Change from April 30 2004
Results of Operations							
Net interest income (teb - see below)	**$ 33,306**	$ 32,642	$ 27,855	20 %	**$ 65,948**	$ 55,730	18 %
Less teb adjustment	**883**	800	854	3	**1,683**	1,655	2
Net interest income per financial statements	**32,423**	31,842	27,001	20	**64,265**	54,075	19
Other income	**11,349**	11,137	7,303	55	**22,486**	13,931	61
Total revenues (teb)	**44,655**	43,779	35,158	27	**88,438**	69,661	27
Total revenues	**43,772**	42,979	34,304	28	**86,751**	68,006	28
Net income	**12,149**	12,216	9,842	23	**24,365**	19,699	24
Return on common shareholders' equity	**11.7 %**	12.1 %	11.9 %	(20) bp[1]	**11.9 %**	12.0 %	(10) bp[1]
Return on average total assets	**0.96**	0.97	0.92	4	**0.97**	0.91 %	6
Earnings per common share[2]							
Basic	**$ 0.40**	$ 0.42	$ 0.37	8 %	**$ 0.82**	$ 0.74	11 %
Diluted	**0.39**	0.40	0.34	15	**0.79**	0.67	18
Efficiency ratio (teb)	**50.8 %**	49.9 %	49.2 %	160 bp	**50.4 %**	48.6 %	180 bp
Efficiency ratio	**51.9**	50.8	50.4	150	**51.4**	49.8	160
Net interest margin (teb)	**2.64**	2.59	2.61	3	**2.62**	2.57	5
Net interest margin	**2.57**	2.53	2.53	4	**2.55**	2.49	6
Provision for credit losses as a percentage of average loans	**0.25**	0.25	0.25	-	**0.25**	0.25	-
Per Common Share[2]							
Cash dividends	**$ 0.090**	$ 0.090	$ 0.075	20 %	**$0.180**	$ 0.225	(20) %[3]
Book value	**14.17**	13.92	12.71	11	**14.17**	12.71	11
Closing market value	**27.31**	25.52	19.90	37	**27.31**	19.90	37
Common shares outstanding (thousands)	**30,534**	30,317	26,814	14	**30,534**	26,814	14
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 5,260,424**	$ 5,105,002	$ 4,488,628	17 %			
Loans	**4,156,519**	4,093,422	3,651,859	14			
Deposits	**4,522,077**	4,392,221	3,878,413	17			
Subordinated debentures	**128,126**	128,126	114,710	12			
Shareholders' equity	**432,797**	421,974	340,632	27			
Assets under administration	**2,374,664**	2,102,782	1,612,065	47			
Capital Adequacy							
Tangible common equity to risk-weighted assets	**10.1 %**	9.9 %	9.1 %	100 bp			
Tier 1 ratio	**10.1**	9.9	9.1	100			
Total ratio	**13.2**	13.0	12.2	100			

(1) bp - Basis point change
(2) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.
(3) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for 2004 appears unusually high as it included the last semi-annual dividend.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Your Bank is pleased to report strong second quarter results including net income growth of 23% over the same quarter last year and 24% year-to-date. The quarter was also highlighted by record total revenues (teb) which were up 27% in the quarter and year-to-date. These results reflect solid growth in core banking and trust operations as well as the positive impact of Canadian Direct Insurance and Valiant Trust Company. These companies were acquired at the end of the second quarter of last year and therefore are not reflected in comparative prior year operating results.

The second quarter earnings mark CWB's 68th consecutive profitable quarter, a period spanning 17 years. We are very proud of the consistency and high quality of earnings that CWB continues to achieve.

Share Price Performance

CWB shares ended the second quarter at $27.31, up from $19.90 one year ago. Including reinvested dividends, the return to shareholders was 39% over this period; more than double the 18% return on the S&P/TSX Financials Index over the same timeframe.

Dividends

On June 2, 2005, CWB announced an 11% increase in its quarterly cash dividend with the declaration of a dividend of $0.10 per common share, payable on July 7, 2005 to shareholders of record on June 16, 2005. This adjustment follows a 20% dividend increase announced in December 2004.

Core Business Growth

The second quarter results included another solid quarter of performance from CWB's core banking and trust operations. This segment's net income increased 11% over the same quarter last year and 12% year-to-date. Key factors supporting these results were loan growth of 14% over the past twelve months and excellent growth in lower cost demand and notice deposits, which were up 35% over one year ago. While we are very pleased with our progress in generating lower cost deposits and thereby reducing funding costs, further upside remains in this area.

Loan growth for the quarter was 2% reflecting very strong growth in general commercial and industrial lending, which were both up by 6% over the first quarter. Residential mortgages also grew by 6% in the quarter, reflecting continued progress in our alternative mortgage initiative as well as the purchase of $24 million of insured mortgages. The strong growth achieved in these sectors was partially offset by a substantial reduction in energy lending where our efforts continue to be affected by strong liquidity in the sector. Overall, new loan deal flow remains healthy as we enter the second half of the year, and with 6% growth year-to-date, we are well positioned to achieve double digit loan growth for the 16th consecutive year.

A significant factor in the quality and consistency of our earnings has been the stable and strong credit quality of our loan portfolio. CWB's provision for credit losses was 25 basis points of average loans in the quarter and has ranged been between 22 and 27 basis points for the last five years. The total allowance for credit losses strengthened to 201% of gross impaired loans this quarter, reflecting low levels of net new specific provisions.

Acquisitions

The end of the second quarter marked the first full year of our ownership of both Canadian Direct Insurance and Valiant Trust Company. We are very pleased with how these companies have performed. Canadian Direct generated earnings of $4.9 million over the past year, an amount equal to approximately 20% of the purchase price, or the entire premium over book value paid in the acquisition. Canadian Direct's financial performance was driven by an 11% increase in outstanding policies to 143,000 and excellent claims experience reflected in a claims loss ratio of 63% over the past 12 months. The insurance operations have not only enhanced our profitability, but have also improved revenue diversification by increasing the proportion of revenues earned from non-interest sources. Non-interest revenues were a record $11.3 million in the second quarter, representing 25% of total revenues compared to 21% one year ago.

Business at Valiant Trust has also grown considerably in the first year under CWB ownership. Since acquisition, total clients have increased by nearly 40%, validating our belief in the strength of the company's business plan. We continue to expect further growth of this business, both in Alberta where Valiant currently operates, and in Vancouver, British Columbia where a new office will open this June.

Outlook

Results through the first six months of 2005 have us well positioned to meet our performance targets for the year. Key to meeting these objectives will be the continued strong performance of our business segments. We remain focused on growing core banking and trust operations as well as taking our acquisitions from one year ago to new levels of growth and performance. We also remain well capitalized and continue to pursue acquisition opportunities that will enhance existing lines of business and increase shareholder value. We look forward to reporting to you on our third quarter results on September 1, 2005.

Q2 Conference Call

The CWB conference call is scheduled for Thursday, June 2, 2005 at 4:30 p.m. ET (2:30 p.m. MT). The Bank's executives will comment on the second quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-3911. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until June 16, 2005 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21111836#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 31 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of $5.3 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2005, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2004, all of which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2004 remain substantially unchanged.

Overview

In the second quarter of 2005, Canadian Western Bank (CWB or the Bank) posted record quarterly revenues and achieved its 68th consecutive quarter of profitability. Net income for the quarter was $12.1 million, an increase of $2.3 million (23%) over the second quarter last year. The second quarter results include earnings of $10.9 million from core banking and trust operations, an increase of $1.1 million (11%) over the same quarter last year. Also reflected in the earnings growth was a strong contribution of $1.3 million from Canadian Direct Insurance Incorporated (Canadian Direct). Canadian Direct, along with Valiant Trust Company (Valiant Trust), were acquired at the end of the second quarter of 2004. As such, the comparative financial information referred to in this MD&A for the six months ended April 30, 2004 includes the balance sheets for these subsidiaries but not comparative revenue and expense results.

A highlight of the quarter was the achievement of record revenues. Total revenues on a tax equivalent basis (teb – see definition on page 2) increased 27% over the same quarter last year with strong growth in both net interest income and other income. Net interest income (teb) increased 20% year-over-year, benefiting from 14% loan growth and 35% growth in lower cost deposits. Other income increased 55% over the same quarter last year, primarily reflecting the impact of Canadian Direct and Valiant Trust.

The second quarter net income of $12.1 million was essentially consistent with the first quarter despite three fewer interest earning days in the quarter. On a per day basis, net interest income (teb) of $374,000 was generated in the second quarter. Net income was $24.4 million year-to-date, an increase of $4.7 million (24%) over the same period last year.

Second quarter diluted earnings per share increased 15% to $0.39 ($0.40 basic) from $0.34 ($0.37 basic) in the same quarter last year. Return on assets was 0.96% compared to 0.92% in the second quarter last year and return on equity was 11.7% compared to 11.9% one year ago. The 23% increase in second quarter earnings did not produce a similar increase in return on equity due to the conversion of $42.5 million of subordinated debentures into common shares that occurred in the first quarter.

Diluted earnings per share were $0.79 ($0.82 basic) on a year-to-date basis, up 18% from $0.67 ($0.74 basic) in the same period last year. Year-to-date return on equity and return on assets were 11.9% and 0.97% respectively, compared to 12.0% and 0.91% a year ago.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $44.7 million in the quarter, an increase of $9.5 million (27%) over the second quarter last year and $876,000 (2%) over the previous quarter. Year-to-date, total revenues (teb) were $88.4 million, an increase of 27% over the six months ended April 30, 2004.

Net Interest Income (teb)

Net interest income (teb) was $33.3 million for the quarter, an increase of 20% over the second quarter last year. This increase reflects 18% growth in average interest earning assets as well as an improvement in the net interest margin to 2.64% from 2.61%. The improved margin resulted from strong growth in lower cost branch generated deposits partially offset by an increase in the proportion of lower yielding cash and securities. On a year-to-date basis, net interest income (teb) was $65.9 million, up 18% over the same period last year.

In comparison to the first quarter, net interest income increased $664,000 (2%) as a result of a 4% increase in average interest earning assets and an expansion in the net interest margin to 2.64% from 2.59%, partially offset by the impact of three fewer days in the second quarter. The expanded margin relative to the first quarter was primarily due to a reduction in funding costs through the continued improvement in deposit mix as noted above.

Note 9 to the unaudited interim financial statements summarizes the interest rate risk position as at April 30, 2005. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at April 30, 2005, it is estimated that a one percentage point increase in all interest rates would result in a decrease in net interest income of approximately one percent. The opposite would occur if rates decreased. This compares to January 31, 2005, when a one percentage point change in all interest rates would not have caused a significant change in net interest income.

Other Income

Other income for the second quarter was a record $11.3 million, an improvement of $4.0 million over the same quarter last year. The increase primarily reflects contributions of $4.0 million from Canadian Direct and $759,000 from Valiant Trust, partially offset by a reduction in gains on the sale of securities of $810,000. On a year-to-date basis, other income increased $8.6 million to $22.5 million primarily due to the factors noted above.

In comparison to the previous quarter, other income was up slightly due to increased net insurance revenues and gains on sale of securities, partially offset by reductions in other categories.

At April 30, 2005, unrealized losses in the securities portfolio totalled $12,000 compared to unrealized gains of $2.5 million at the end of the first quarter and unrealized losses of $811,000 one year ago. The changes in the unrealized value of the securities portfolio over the past year primarily reflect fluctuations in term interest rates.

Credit Quality

Credit quality remained strong with the second quarter provision for credit losses consistent with prior periods at 25 basis points of average loans. Net new specific provisions were $288,000 this quarter compared to $2.8 million in the same quarter last year. Year-to-date, net new specific provisions were $980,000 compared to $6.0 million in the same period last year.

Gross impaired loans at the end of the quarter were consistent with the historically low levels achieved in the last two years. At April 30, 2005, gross impaired loans totalled $21.8 million compared to $21.9 million at the end of the previous quarter and $27.5 million at April 30, 2004. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

The total allowance for credit losses (general and specific) represented 201% of gross impaired loans at the end of the second quarter, compared to 190% at January 31, 2005 and 137% at April 30, 2004. The general allowance strengthened to 84 basis points of risk-weighted loans at April 30, 2005, from 80 basis points at the end of the previous quarter and 76 basis points one year ago, reflecting low levels of net new specific provisions.

Non-interest Expenses

Non-interest expenses were $22.7 million in the second quarter, an increase of $5.4 million over the same quarter last year. The increase reflects the additional operating expenses ($3.1 million) and amortization of intangible assets ($175,000) associated with Canadian Direct and Valiant Trust, both of which were acquired at the end of the second quarter of 2004. Also contributing to the increase was additional non-cash stock-based compensation charges, which increased $190,000 over the same quarter last year to total $365,000 in the second quarter. Excluding the impact of the aforementioned items, non-interest expenses increased $1.9 million (11%) over the second quarter last year reflecting additional costs associated with three new branches as well as increased staffing levels related to business growth, annual salary adjustments and various other initiatives. In comparison to the previous quarter, non-interest expenses increased due to various items including increased premises costs and seasonally higher Employment Insurance and Canada Pension Plan costs. Year-to-date, non-interest expenses increased $10.7 million to $44.6 million reflecting the items noted above.

The efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, continued to lead the Canadian banking industry at 50.8% for the quarter as compared to 49.9% in the first quarter and 49.2% one year ago. Year-to-date, the efficiency ratio (teb) was 50.4% compared to 48.6% in the prior year. The operations of Canadian Direct and Valiant Trust added approximately 110 basis points to the ratio both in the second quarter and year-to-date.

Income Taxes

The income tax rate (teb) was 37.2% for the first six months of 2005 as compared to 37.1% one year ago while the tax rate before the teb adjustment for the same period was 34.3% compared to 33.6% in the prior year.

Balance Sheet

Total assets increased $155 million (3%) in the second quarter, $342 million (7%) year-to-date and $772 million (17%) in the past year to total $5,260 million at April 30, 2005.

Cash and Securities

Cash, securities and securities purchased under resale agreements totalled $977 million at April 30, 2005 compared to $875 million at January 31, 2005 and $721 million one year ago. Due to strong deposit growth, which is discussed below, the proportion of total assets held in cash and securities was high at 19%, compared to the more typical level of 16% one year ago.

Loans

Loans increased $63 million (2%) in the quarter, $226 million (6%) year-to-date and $505 million (14%) in the past year to total $4,157 million at April 30, 2005. The second quarter increase reflects 6% growth in both commercial and industrial loans. Residential mortgages also increased 6%, with a portion of the growth due to the purchase of $24 million of insured mortgages. These strong growth results were offset by a significant reduction in energy loans of $58 million this quarter. Outstanding loan balances in the energy portfolio continue to be impacted by strong liquidity in the sector. Overall, new loan deal flow remains healthy and with 6% growth year-to-date, the Bank is well positioned to achieve its 16th consecutive year of double digit loan growth.

Deposits

At April 30, 2005, deposits totalled $4,522 million reflecting an increase of $130 million (3%) in the quarter, $254 million (6%) year-to-date and $644 million (17%) in the past year. Deposits are generated through the Bank's network of branches (including Canadian Western Trust) as well as an agent network. Over the past year the branch network has generated a majority of the deposit growth. Branch deposits increased $260 million (10%) in the quarter, $459 million (19%) year-to-date and $578 million (25%) in the past year, with the lower cost demand and notice component of branch deposits up $132 million (13%) in the quarter, $278 million (33%) year-to-date and $295 million (35%) in the past year. A portion of the total branch deposit growth reflects larger commercial balances, which can be subject to greater fluctuation. Approximately one half of the growth in lower cost deposits over the past year was generated by Canadian Western Trust, which continues to realize strong growth in its personal and corporate trust business.

Increasing the proportion of branch generated deposits, and in particular the lower cost demand and notice component, is a key strategic focus for the Bank due to the significant leverage on core profitability that can be achieved. With the strong growth noted above, the proportion of branch deposits to total deposits improved to 64% at the end of the second quarter, compared to 60% at January 31, 2005 and 59% one year ago. The proportion of lower cost demand and notice deposits increased to 25% of total deposits at quarter end, compared to 23% at the end of the first quarter and 22% one year ago. This improved deposit mix has resulted in lower funding costs and provided a significant contribution to the strong growth in net interest income.

Other Assets and Other Liabilities

Other assets totalled $127 million at quarter end compared to $136 million at the end of the first quarter and $116 million a year ago, while other liabilities totalled $177 million compared to $163 million at the end of the first quarter and $154 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totalled $2,375 million at quarter end compared to $2,103 million at January 31, 2005 and $1,612 million one year ago. Beginning in fiscal 2005, assets under administration are reported at market value, which is more typical of industry practice. Prior periods, which are reported at book value, have not been restated. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. Additional information on off-balance sheet assets is provided in the interim consolidated financial statements for the period ended April 30, 2005 as well as in the MD&A and audited consolidated financial statements for the year ended October 31, 2004 filed on SEDAR at www.sedar.com.

Capital Management

At April 30, 2005, the total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.2% compared to 13.0% at the end of the first quarter and 12.2% one year ago. The Tier 1 ratio increased to 10.1% from 9.9% at January 31, 2005 and 9.1% one year ago. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The year-over-year increase in the total capital ratio reflects the issuance of $60 million of conventional subordinated debentures in the first quarter of 2005, while the increase in the Tier 1 ratio reflects the first quarter conversion of the remaining $42.5 million of convertible subordinated debentures into common shares.

Subsequent to quarter end, on June 2, 2005, the Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on July 7, 2005 to shareholders of record on June 16, 2005. This dividend reflects an 11% increase over the quarterly dividend of $0.09 per share paid to shareholders on April 7, 2005.

On January 10, 2005, the Bank paid a stock dividend with each common share outstanding being entitled to one additional common share, effectively achieving a two for one stock split. All share and per share information contained in this MD&A has been restated to give effect to the stock dividend.

At April 30, 2005, book value per common share was $14.17 compared to $13.92 at the end of the first quarter and $12.71 one year ago.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2004 audited consolidated financial statements. In addition, Note 2 to the unaudited interim consolidated financial statements for the period ended April 30, 2005 presents details of changes to significant accounting policies since October 31, 2004. Specifically, the changes to date in fiscal 2005 relate to new requirements for the consolidation of variable interest entities and the treatment of certain obligations as liabilities rather than equity. These changes have had no impact on the Bank's financial statements.

Updated Share Information

As at May 31, 2005, there were 30,569,163 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable into 1,940,262 common shares (2,062,410 authorized) for maximum proceeds of $31.1 million.

Summary of Quarterly Financial Information

	2005		2004				2003	
($ thousands)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	**$44,655**	$43,779	$41,651	$42,023	$35,158	$34,503	$33,858	$34,785
Total revenues	**43,772**	42,979	40,338	41,093	34,304	33,702	33,299	33,879
Net income	**12,149**	12,216	12,787	11,675	9,842	9,857	9,604	10,375
Earnings per common share								
Basic	**0.40**	0.42	0.47	0.43	0.37	0.37	0.37	0.40
Diluted	**0.39**	0.40	0.43	0.40	0.34	0.34	0.33	0.36
Total assets ($ millions)	**5,260**	5,105	4,919	4,767	4,489	4,402	4,344	4,145

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2004 available on SEDAR at www.sedar.com.

Results by Business Segment

Since the acquisition of Canadian Direct on April 29, 2004, CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust and Valiant Trust.

This segment generated net earnings of $10.9 million in the second quarter, an increase of $1.1 million (11%) over the same quarter last year. Total revenues (teb) grew $5.0 million (14%) over one year ago reflecting loan growth of 14% in the last twelve months, 35% growth in lower cost demand and notice deposits and $772,000 in revenues generated by Valiant Trust, partially offset by a reduction in gains on the sale of securities of $810,000. Non-interest expenses increased $3.0 million over the same quarter last year due to the addition of Valiant Trust and increased non-cash stock based compensation as well as additional costs associated with new and expanded branch locations, increased staffing levels due to business growth, annual salary adjustments and various other initiatives.

In comparison to the previous quarter, this segment's earnings decreased by only $238,000 (2%) despite three fewer interest earning days in the second quarter. The impact of the fewer days is significant given that the average daily net interest income (teb) for the second quarter was $369,000. On a year-to-date basis, earnings were $22.0 million, an increase of $2.3 million (12%) over the first six months of 2004.

	For the three months ended			Change from	For the six months ended		Change from
($ thousands)	**April 30 2005**	January 31 2005	April 30 2004	April 30 2004	**April 30 2005**	April 30 2004	April 30 2004
Net Interest income (teb)	**$ 32,803**	$ 32,094	$ 27,855	18%	**$ 64,897**	$ 55,730	16%
Other income	**7,363**	7,587	7,303	1%	**14,950**	13,931	7%
Total revenues (teb)	**40,166**	39,681	35,158	14%	**79,847**	69,661	15%
Provision for credit losses	**2,550**	2,550	2,235	14%	**5,100**	4,470	14%
Non-interest expenses	**20,300**	19,510	17,295	17%	**39,810**	33,866	18%
Provision for income taxes (teb)	**6,418**	6,485	5,786	11%	**12,903**	11,626	11%
Net income	**$ 10,898**	$ 11,136	$ 9,842	11%	**$ 22,034**	$ 19,699	12%
Efficiency ratio (teb)	**50.5%**	49.2%	49.2%	130 bp	**49.9%**	48.6%	130 bp
Net interest margin (teb)	**2.66%**	2.61%	2.61%	5 bp	**2.64%**	2.57%	7 bp
Average loans ($ millions)	**$ 4,131**	$ 4,061	$ 3,622	14%	**$ 4,096**	$ 3,611	13%
Average assets ($ millions)	**$ 5,051**	$ 4,882	$ 4,337	16%	**$ 4,965**	$ 4,363	14%

bp – basis point

teb – taxable equivalent basis, see definition on page 2

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct, which provides property and casualty insurance directly to individuals in British Columbia and Alberta. As Canadian Direct was acquired at the end of the second quarter of 2004, the table below does not include comparative financial information for the periods ended April 30, 2004.

In the second quarter, Canadian Direct generated net income of $1.3 million reflecting solid growth in net earned premiums and a strong combined ratio (claims expenses, non-interest expenses, commissions and processing fees and gains on the sale of securities as a percentage of net earned premiums) of 90%. The combined ratio improved from 92% in the previous quarter reflecting a decrease in the claims ratio to 61% from 68%, partially offset by higher policy acquisition costs and additional Alberta risk sharing pool expenses. As expected, there was a reduction in auto and property claims expenses from the first quarter as seasonal weather conditions improved. Year-to-date, Canadian Direct's net income was $2.3 million reflecting a claims ratio of 64% and a combined ratio of 91%.

On April 19, 2005, the Province of Alberta announced a six percent reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after July 1, 2005. Canadian Direct has applied to the Superintendent of Insurance to have its rates reviewed prior to the July 1st effective date, as it believes its current rates already encompass a reduction of at least six percent.

	For the three months ended		For the six months ended
($ thousands)	April 30 2005	January 31 2005	April 30 2005
Net interest income	$ 503	$ 548	$ 1,051
Other income (net)			
Net earned premiums	15,693	14,831	30,524
Commissions and processing fees	1,694	1,631	3,325
Gains on sale of securities	33	37	70
Net claims, adjustment and policy acquisition costs	(13,434)	(12,949)	(26,383)
	3,986	3,550	7,536
Total revenues (net)	4,489	4,098	8,587
Non-interest expenses	2,403	2,342	4,745
Provision for income taxes	835	676	1,511
Net income	$ 1,251	$ 1,080	$ 2,311
Policies outstanding	142,920	138,186	142,920
Gross written premiums	$ 23,499	$ 17,925	$ 41,424
Claims loss ratio	61%	68%	64%
Expense ratio	29%	24%	27%
Combined ratio	90%	92%	91%
Average cash and securities ($ millions)	$ 64	$ 62	$ 63
Average total assets ($ millions)	$ 120	$ 119	$ 120

Fiscal 2005 Targets

The performance targets established for the 2005 fiscal year are presented in the table below together with CWB's actual performance to date.

	2005 Target	**2005 YTD Performance** [1]
Net income growth	15%	**24%**
Total revenue (teb) growth	15-18%	**27%**
Loan growth	12%	**14%**
Provision for credit losses as a percentage of average loans	0.25% or less	**0.25%**
Efficiency ratio (teb)	50.0% or less	**50.4%**
Return on equity	12% or greater	**11.9%**
Return on assets	0.98% or greater	**0.97%**

[1] 2005 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

With the strong first half results, CWB is well positioned to achieve its fiscal 2005 performance targets. Key to achieving or exceeding these targets will be a continued focus on quality growth and efficiency in all lines of business and good claims experience in insurance operations. A strong capital position also creates the opportunity for CWB to actively pursue strategic acquisitions that will further enhance shareholder value.

This management's discussion and analysis is dated as of June 2, 2005

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2005	January 31 2005	April 30 2004	Change from April 30 2004	For the six months ended April 30 2005	April 30 2004	Change from April 30 2004
Interest Income							
Loans	**$ 58,892**	$ 59,823	$ 52,509	12 %	**$ 118,715**	$ 108,118	10 %
Securities	**5,320**	4,280	3,239	64	**9,600**	7,098	35
Deposits with regulated financial institutions	**955**	1,270	1,014	(6)	**2,225**	2,447	(9)
	65,167	65,373	56,762	15	**130,540**	117,663	11
Interest Expense							
Deposits	**30,921**	31,614	28,094	10	**62,535**	60,168	4
Subordinated debentures	**1,823**	1,917	1,667	9	**3,740**	3,420	9
	32,744	33,531	29,761	10	**66,275**	63,588	4
Net Interest Income	**32,423**	31,842	27,001	20	**64,265**	54,075	19
Provision for Credit Losses	**2,550**	2,550	2,235	14	**5,100**	4,470	14
Net Interest Income after Provision for Credit Losses	**29,873**	29,292	24,766	21	**59,165**	49,605	19
Other Income							
Credit related	**3,516**	3,632	3,375	4	**7,148**	6,790	5
Insurance, net (Note 3)	**3,953**	3,513	-	na	**7,466**	-	na
Trust services	**1,852**	2,036	1,162	59	**3,888**	2,358	65
Retail services	**1,389**	1,438	1,239	12	**2,827**	2,473	14
Gains on sale of securities	**271**	45	1,081	(75)	**316**	1,563	(80)
Foreign exchange gains and other	**368**	473	446	(17)	**841**	747	13
	11,349	11,137	7,303	55	**22,486**	13,931	61
Net Interest and Other Income	**41,222**	40,429	32,069	29	**81,651**	63,536	29
Non-interest Expenses							
Salaries and employee benefits	**13,796**	13,343	10,733	29	**27,139**	20,856	30
Premises and equipment	**4,145**	3,978	3,070	35	**8,123**	6,078	34
Other expenses	**4,207**	3,998	2,972	42	**8,205**	5,983	37
Provincial capital taxes	**555**	533	520	7	**1,088**	949	15
	22,703	21,852	17,295	31	**44,555**	33,866	32
Net Income before Provision for Income Taxes	**18,519**	18,577	14,774	25	**37,096**	29,670	25
Provision for Income Taxes	**6,370**	6,361	4,932	29	**12,731**	9,971	28
Net Income	**$ 12,149**	$ 12,216	$ 9,842	23 %	**$ 24,365**	$ 19,699	24 %
Weighted average common shares outstanding[1]	**30,416,230**	29,215,825	26,718,814	14 %	**29,806,080**	26,500,386	12 %
Earnings per Common Share[1]							
Basic	**$ 0.40**	$ 0.42	$ 0.37	8 %	**$ 0.82**	$ 0.74	11 %
Diluted	**$ 0.39**	$ 0.40	$ 0.34	15 %	**$ 0.79**	$ 0.67	18 %

na - not applicable

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at April 30 2005	As at January 31 2005	As at October 31 2004	As at April 30 2004	Change from April 30 2004
Assets						
Cash Resources						
Cash		**$ 5,755**	$ 2,619	$ 2,831	$ 2,157	167 %
Deposits with regulated financial institutions		**157,062**	244,248	229,895	169,009	(7)
		162,817	246,867	232,726	171,166	(5)
Securities						
Issued or guaranteed by Canada		**414,320**	295,923	238,153	144,255	187
Issued or guaranteed by a province or municipality		**177,655**	136,309	148,555	137,132	30
Other securities		**221,744**	196,061	153,779	201,289	10
		813,719	628,293	540,487	482,676	69
Securities purchased under resale agreements		**-**	-	74,966	66,999	(100)
Loans						
Residential mortgages		**781,969**	734,720	700,791	647,725	21
Other loans		**3,418,358**	3,400,257	3,268,643	3,041,757	12
		4,200,327	4,134,977	3,969,434	3,689,482	14
Allowance for credit losses	(Note 4)	**(43,808)**	(41,555)	(39,320)	(37,623)	16
		4,156,519	4,093,422	3,930,114	3,651,859	14
Other						
Land, buildings and equipment		**18,000**	18,303	18,499	17,432	3
Goodwill		**6,933**	6,933	6,933	6,933	0
Intangible assets		**4,037**	4,173	4,309	5,169	(22)
Insurance related		**50,499**	48,088	55,583	52,165	(3)
Other assets		**47,900**	58,923	55,278	34,229	40
		127,369	136,420	140,602	115,928	10
Total Assets		**$ 5,260,424**	$ 5,105,002	$ 4,918,895	$ 4,488,628	17 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 224,511**	$ 197,756	$ 190,214	$ 161,925	39 %
Payable after notice		**906,055**	800,879	662,518	673,941	34
Payable on a fixed date		**3,391,511**	3,393,586	3,415,056	3,042,547	11
		4,522,077	4,392,221	4,267,788	3,878,413	17
Other						
Cheques and other items in transit		**15,473**	8,949	18,175	17,945	(14)
Insurance related		**95,510**	88,025	90,427	85,734	11
Other liabilities		**66,441**	65,707	64,316	51,194	30
		177,424	162,681	172,918	154,873	15
Subordinated Debentures	(Note 5)					
Conventional		**128,126**	128,126	68,126	68,126	88
Convertible		**-**	-	42,474	46,584	(100)
		128,126	128,126	110,600	114,710	12
Shareholders' Equity						
Capital stock		**212,730**	211,679	167,125	161,124	32
Contributed surplus		**1,893**	1,528	1,159	604	213
Retained earnings		**218,174**	208,767	199,305	178,904	22
		432,797	421,974	367,589	340,632	27
Total Liabilities and Shareholders' Equity		**$ 5,260,424**	$ 5,105,002	$ 4,918,895	$ 4,488,628	17 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the six months ended April 30 2005	April 30 2004
Capital Stock	(Note 6)		
Balance at beginning of period		**$ 167,125**	$ 150,782
Issued on debenture conversions		**42,474**	7,241
Issued on exercise of employee stock options		**3,131**	3,101
Balance at end of period		**212,730**	161,124
Contributed Surplus			
Balance at beginning of period		**1,159**	252
Amortization of fair value of employee stock options		**734**	352
Balance at end of period		**1,893**	604
Retained Earnings			
Balance at beginning of period		**199,305**	165,197
Net income		**24,365**	19,699
Dividends		**(5,455)**	(5,979)
Share issue costs, net of income taxes of $166 (2004 - $36)		**(301)**	(64)
Interest forgone on conversion by debenture holders, net of income taxes of $140 (2004 - $30)		**260**	51
Balance at end of period		**218,174**	178,904
Total Shareholders' Equity		**$ 432,797**	$ 340,632

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended April 30 2005	April 30 2004	For the six months ended April 30 2005	April 30 2004
Cash Flows from Operating Activities				
Net income	**$ 12,149**	$ 9,842	**$ 24,365**	$ 19,699
Adjustments to determine net cash flows				
Provision for credit losses	**2,550**	2,235	**5,100**	4,470
Depreciation and amortization	**1,366**	805	**2,701**	1,699
Future income taxes, net	**(1,054)**	516	**(2,147)**	1,073
Gain on sale of securities, net	**(271)**	(1,081)	**(316)**	(1,563)
Accrued interest receivable and payable, net	**(5,749)**	(13,000)	**(1,945)**	(11,064)
Current income taxes payable, net	**3,502**	(1,505)	**9,584**	(8,110)
Other items, net	**20,944**	(361)	**15,517**	(3,115)
	33,437	(2,549)	**52,859**	3,089
Cash Flows from Financing Activities				
Deposits, net	**129,856**	5,976	**254,289**	58,663
Debentures issued	**-**	-	**60,000**	-
Common shares issued	**1,051**	1,719	**3,131**	3,101
Dividends	**(2,742)**	(2,005)	**(5,455)**	(5,979)
	128,165	5,690	**311,965**	55,785
Cash Flows from Investing Activities				
Loans, net	**(65,647)**	(136,888)	**(231,505)**	(127,326)
Securities purchased under resale agreements, net	**-**	13,001	**74,966**	5,001
Interest bearing deposits with regulated financial institutions, net	**98,682**	61,573	**50,044**	90,419
Securities, purchases	**(510,825)**	(258,119)	**(787,231)**	(617,686)
Securities, sale proceeds	**211,475**	48,662	**242,626**	95,717
Securities, maturities	**113,611**	289,182	**271,041**	502,592
Land, buildings and equipment	**(790)**	(322)	**(1,930)**	(4,174)
Business acquisitions (Note 3)	**-**	(33,709)	**-**	(33,709)
	(153,494)	(16,620)	**(381,989)**	(89,166)
Increase (Decrease) in Cash and Cash Equivalents	**8,108**	(13,479)	**(17,165)**	(30,292)
Cash and Cash Equivalents at Beginning of Period	**(5,487)**	3,709	**19,786**	20,522
Cash and Cash Equivalents at End of Period *	**$ 2,621**	$ (9,770)	**$ 2,621**	$ (9,770)
*** Represented by:**				
Cash resources per consolidated balance sheet	**$ 162,817**	$ 171,166	**$ 162,817**	$ 171,166
Interest bearing deposits with regulated financial institutions	**(144,723)**	(162,991)	**(144,723)**	(162,991)
Cheques in transit	**(15,473)**	(17,945)	**(15,473)**	(17,945)
Cash and Cash Equivalents at End of Period	**$ 2,621**	$ (9,770)	**$ 2,621**	$ (9,770)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 36,995**	$ 30,065	**$ 66,338**	$ 71,169
Amount of income taxes paid in the period	**$ 3,461**	$ 5,869	**$ 5,294**	$ 16,921

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 as set out on pages 46 to 68 of the Bank's 2004 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2004, except as explained in Note 2 below.

2. Changes in Accounting Policies

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company is the primary beneficiary of the VIE. These requirements have no impact on the Bank's financial statement presentation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements have no impact on the Bank's financial statement presentation.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank had no insurance operations.

	For the three months ended			For the six months ended	
	April 30 2005	January 31 2005	April 30 2004	**April 30 2005**	April 30 2004
Net earned premiums and other	**$ 16,872**	$ 16,462	$ -	**$ 33,334**	$ -
Net claims, adjustment and policy acquisition expenses	**12,919**	12,949		**$ 25,868**	-
	$ 3,953	$ 3,513	$ -	**$ 7,466**	$ -

4. Allowance for Credit Losses

	For the three months ended			For the six months ended	
	April 30 2005	January 31 2005	April 30 2004	**April 30 2005**	April 30 2004
Balance at beginning of period	**$ 41,555**	$ 39,320	$ 35,817	**$ 39,320**	$ 35,365
Provision for credit losses	**2,550**	2,550	2,235	**5,100**	4,470
Write-offs	**(436)**	(333)	(475)	**(769)**	(2,268)
Recoveries	**139**	18	46	**157**	56
Balance at end of period	**$ 43,808**	$ 41,555	$ 37,623	**$ 43,808**	$ 37,623

	As at April 30 2005	As at January 31 2005	As at April 30 2004
Specific allowance	**$ 10,872**	$ 10,881	$ 11,610
General allowance	**32,936**	30,674	26,013
Total allowance	**$ 43,808**	$ 41,555	$ 37,623

5. Subordinated Debentures

During the first quarter, all of the outstanding publicly traded convertible debentures in the amount of $42,474 were converted by the holders into 2,785,144 common shares. Interest foregone on conversion by debenture holders, net of tax, was credited to retained earnings.

On November 19, 2004, the Bank issued $60,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of the Office of the Superintendent of Financial Institutions.

6. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended			
	April 30, 2005		April 30, 2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,317,098**	**$ 211,679**	26,608,948	$ 159,129
Issued on conversion of debentures	**-**	**-**	20,156	277
Issued on exercise of options	**216,787**	**1,051**	186,682	1,718
Outstanding at end of period	**30,533,885**	**$ 212,730**	26,815,786	$ 161,124

	For the six months ended			
	April 30, 2005		April 30, 2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**27,330,260**	**$ 167,125**	26,004,132	$ 150,782
Issued on conversion of debentures	**2,785,144**	**42,474**	474,806	7,241
Issued on exercise of options	**418,481**	**3,131**	334,848	3,101
Outstanding at end of period	**30,533,885**	**$ 212,730**	26,813,786	$ 161,124

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share, per common share and option information has been restated to reflect this effective split.

Employee Stock Options

	For the three months ended			
	April 30, 2005		April 30, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,319,776**	**$ 15.34**	2,173,818	$ 12.25
Granted	**-**	**-**	11,000	18.90
Exercised	**(321,284)**	**(11.97)**	(186,682)	(9.20)
Forfeited	**(3,000)**	**(20.11)**	(3,000)	(19.42)
Balance at end of period	**1,995,492**	**$ 15.88**	1,995,136	$ 12.56

	For the six months ended			
	April 30, 2005		April 30, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,521,470**	**$ 14.93**	2,307,984	$ 12.01
Granted	**10,000**	**22.80**	27,000	19.47
Exercised	**(522,978)**	**(11.34)**	(334,848)	(9.27)
Forfeited	**(13,000)**	**(18.78)**	(5,000)	(18.31)
Balance at end of period	**1,995,492**	**$ 15.88**	1,995,136	$ 12.56
Exercisable at end of period	**528,922**	**$ 10.15**	1,147,666	$ 10.41

During the second quarter, 550,000 additional options (442,000 granted in the fourth quarter of 2004) received shareholder and Toronto Stock Exchange approval.

In March 2005 shareholders approved amendments to the share incentive plan. The terms of the plan now allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 321,284 options exercised in the second quarter, option holders exercised 236,784 options on a cashless settlement basis and received 132,287 shares.

In the six months ended April 30, 2005, salary expense of $734 (2004 – $352) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.6% (2004 – 3.8%), (ii) expected option life of 3.9 years (2004 – 3.9 years), (iii) expected volatility of 18% (2004 – 20%), and (iv) expected dividends of 1.6% (2004 – 1.9%). The weighted average fair value of options granted was estimated at $3.67 (2004 - $3.56) per share.

7. Guarantees

Significant guarantees provided to third parties are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2004 (see page 62 of the 2004 Annual Report) and include:

	As at April 30 2005	As at January 31 2005	As at April 30 2004
Guarantees and standby letters of credit			
Balance outstanding	**$ 102,548**	$ 96,623	$ 74,148
Business credit cards			
Total approved limit	**3,321**	2,908	729
Balance outstanding	**749**	474	131

8. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	April 30 2005	January 31 2005	April 30 2004
Trust assets under administration	**$ 2,374,664**	$ 2,102,782	$ 1,612,065

Effective January 31, 2005 trust assets under administration are presented at market value which is standard for the industry. In prior periods, trust assets under administration were presented at historical cost. Comparative figures have not been restated as market value information is not readily available.

9. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2004 (see page 63 of the 2004 Annual Report). The following table shows the gap position for selected time intervals:

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
April 30, 2005								
Total assets	$ 2,304	$ 244	$ 1,124	$ 3,672	$ 2,228	$ 101	$ 114	$ 6,115
Total liabilities and equity	2,631	289	869	3,789	1,757	-	569	6,115
Interest rate sensitive gap	$ (327)	$ (45)	$ 255	$ (117)	$ 471	$ 101	$ (455)	$ -
Cumulative gap	$ (327)	$ (372)	$ (117)	$ (117)	$ 354	$ 455	$ -	$ -
Cumulative gap as a percentage of total assets	(5.3%)	(6.1%)	(1.9%)	(1.9%)	5.8%	7.4%	0.0%	0.0%
January 31, 2005								
Cumulative gap	$ (115)	$ (133)	$ 18	$ 18	$ 363	$ 440	$ -	$ -
Cumulative gap as a percentage of total assets	(1.9%)	(2.2%)	0.3%	0.3%	6.0%	7.3%	0.0%	0.0%
April 30, 2004								
Cumulative gap	$ (66)	$ 4	$ 100	$ 100	$ 332	$ 406	$ -	$ -
Cumulative gap as a percentage of total assets	(1.2%)	0.1%	1.9%	1.9%	6.2%	7.5%	0.0%	0.0%

10. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank only had banking and trust operations.

The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2005	**January 31 2005**	**April 30 2004**	**April 30 2005**	**January 31 2005**	**April 30 2004**
Net interest income (teb)[1]	**$ 32,803**	$ 32,094	$ 27,855	**$ 503**	$ 548	$ -
Less teb adjustment	**883**	800	854	**-**	-	-
Net interest income per financial statements	**31,920**	31,294	27,001	**503**	548	
Other income[2]	**7,363**	7,587	7,303	**3,986**	3,550	-
Total revenues	**39,283**	38,881	34,304	**4,489**	4,098	-
Provision for credit losses	**2,550**	2,550	2,235	**-**	-	-
Non-interest expenses	**20,300**	19,510	17,295	**2,403**	2,342	-
Provision for income taxes	**5,535**	5,685	4,932	**835**	676	-
Net income	**$ 10,898**	$ 11,136	$ 9,842	**$ 1,251**	$ 1,080	$ -
Average total assets ($ millions)[3]	**$ 5,051**	$ 4,882	$ 4,337	**$ 120**	$ 119	$ -

	Total		
	Three months ended		
	April 30 2005	**January 31 2005**	**April 30 2004**
Net interest income (teb)[1]	**$ 33,306**	$ 32,642	$ 27,855
Less teb adjustment	**883**	800	854
Net interest income per financial statements	**32,423**	31,842	27,001
Other income[2]	**11,349**	11,137	7,303
Total revenues	**43,772**	42,979	34,304
Provision for credit losses	**2,550**	2,550	2,235
Non-interest expenses	**22,703**	21,852	17,295
Provision for income taxes	**6,370**	6,361	4,932
Net income	**$ 12,149**	$ 12,216	$ 9,842
Average total assets ($ millions)[3]	**$ 5,171**	$ 5,001	$ 4,337

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2005	**April 30 2004**	**April 30 2005**	**April 30 2004**	**April 30 2005**	**April 30 2004**
Net interest income (teb)[1]	**$ 64,897**	$ 55,730	**$ 1,051**	$ -	**$ 65,948**	$ 55,730
Less teb adjustment	**1,683**	1,655	**-**	-	**1,683**	1,655
Net interest income per financial statements	**63,214**	54,075	**1,051**		**64,265**	54,075
Other income[2]	**14,950**	13,931	**7,536**	-	**22,486**	13,931
Total revenues	**78,164**	68,006	**8,587**	-	**86,751**	68,006
Provision for credit losses	**5,100**	4,470	**-**	-	**5,100**	4,470
Non-interest expenses	**39,810**	33,866	**4,745**	-	**44,555**	33,866
Provision for income taxes	**11,220**	9,971	**1,511**	-	**12,731**	9,971
Net income	**$ 22,034**	$ 19,699	**$ 2,331**	$ -	**$ 24,365**	$ 19,699
Average total assets ($ millions)[3]	**$ 4,965**	$ 4,363	**$ 120**	$ -	**$ 5,085**	$ 4,363

[1] Taxable Equivalent Basis (teb) - Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

[2] Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

[3] Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

11. Future Accounting Changes

Financial Instruments
The CICA has issued three new accounting standards: *Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. The impacts of these new standards on the Bank's financial position, results of operations and cash flows are currently being assessed.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office

Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices

Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 - 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing

The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Investor Relations

For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information

Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast

Our quarterly conference call and live audio webcast will take place on Thursday, June 2, 2005 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until June 16, 2005 by dialing toll-free (877) 289-8525 and entering passcode 21111836#.